

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2025

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
17 State Street, Suite 4000
New York City, New York, 10004

   Re: Alternus Clean Energy, Inc.
     Amendment No. 1 to Preliminary Information Statement on Schedule 14C
     Filed April 3, 2025
     File No. 001-41306

Dear Vincent Browne:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Ross David Carmel, Esq.